COMPUTRON, INC.

1 East Bedell Street

Freeport, NY 11520

December 24, 2014

Via Edgar

Re:	Comuptron, Inc.

Form S-1

Filed November 7, 2014

File No. 333-199965

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated December 4, 2014 concerning Computron, Inc. (the “Company”), and the Form S-1 referenced above.

Prospectus Cover Page, page 1

1. Please state on your cover page that you are a shell company as defined in Securities Act Rule 405, as you disclose on page 10.

The requested language has been added.

2. You disclose here and elsewhere in the filing that the proceeds from the sale of shares in the offering will be payable to “Eilers Law Group, PA, Client Trust Account f/b/o Computron, Inc.” Please explain to us how you concluded it is consistent with the requirements of Exchange Act Rule 10b-9(a)(2) relating to the return of funds to investors under certain circumstances to hold the offering proceeds in a client trust account for the benefit of Computron (instead of the investors) pending receipt of the minimum offering amount. In this regard, provide us with your analysis as to whether the offering proceeds could be subject to claims by creditors of the attorney or of Computron.

The use of the language “f/b/o Computron, Inc.” is only for purposes of properly identifying incoming funds in order to distinguish for what purpose the funds are being deposited. The Client Trust Account is not a separate account created specifically for this offering. Counsel is aware of the requirements of Rule 10b-9(a)(2) and the terms of escrow. The account itself is governed by the Florida Bar Foundation and counsel is bound by the Code of Ethics of the Florida Bar Association, from whence his license is derived. We have added additional language for clarity. In addition, we have changed the payable title to state simply “RE Computron”.

3. Please ensure that you provide consistent disclosure throughout the filing as to when subscription funds will be returned to investors if the minimum offering amount is not achieved. In this regard, we note disclosure in the second paragraph on the cover page that if the minimum offering amount is not raised within 180 days of the date of the prospectus, all subscription funds will be returned to investors, but on page 4 and 14 you state that the minimum offering amount must be raised within 360 days or the funds will be returned.

The term of the offering will be 360 days. All references to a term of 180 days have been changed accordingly.

4. Disclosure in the third paragraph of your cover page and elsewhere states that the offering “may” terminate upon the earliest of the cited occurrences. Please revise here and other similar references in the filing to state that the offering “will” terminate upon the earliest of these occurrences, or advise. Please also ensure that you provide consistent disclosure throughout the filing regarding the maximum duration of the offering; for example, you indicate here that the offering will last no longer than 360 days under any circumstances, but you indicate on pages 4, 13 and 14 that the offering will last no longer than 180 days.

All language stating that the offering “may” terminate on the earliest of the cited occurrences has been changed to “will.” Additionally, all references to a term of 180 days have been changed to 360 days.

5. Please qualify your statement that you plan to contact a market maker regarding a potential OTCBB quotation with a statement regarding the lack of assurance that your stock will ever be quoted on a quotation service or that a public market for your stock will develop.

We have added disclosure language consistent with your request. As FINRA no longer operates the OTCBB quotation system, we have also corrected this statement to accurately idendify OTC Markets’ OTCQB tier of quotations.

Summary of Prospectus, page 3

6. Please define the term “SOHO.”

The definition of SOHO is “Small Office/Home Office.” This definition has been added to the prospectus.

7. Please revise the references here and elsewhere in the filing to “over 20 years experience in the IT industry” to clarify, if accurate, that you are referring to your sole officer and director’s personal experience, and not to the experience of the company.

We have clarified by stating, “With the over 20 years of experience our sole officer and director has in the IT industry in the financial, government, and private sector, we feel that we can offer the support to end users at an affordable price in a clear and easy to understand manner.” We have modified all other references as well.

Risk Factors, page 5

General

8. We note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of shareholders, as well as the resultant risks in that event.

We have added the following risk factor: “YOU MAY HAVE LIMITED ACCESS TO INFORMATION REGARDING OUR BUSINESS BECAUSE OUR OBLIGATIONS TO FILE PERIODIC REPORTS WITH THE SEC COULD BE AUTOMATICALLY SUSPENDED UNDER CERTAIN CIRCUMSTANCES.

As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC, which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus).  Except during the year that our registration statement becomes effective, these reporting obligations may (in our discretion) be automatically suspended under Section 15(d) of the Exchange Act if we have less than 300 shareholders and do not file a registration statement on Form 8A (which we have no current plans to file).  If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted.  After this registration statement on Form S-1 becomes effective, we will be required to deliver periodic reports to security holders.  However, we will not be required to furnish proxy statements to security holders and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act.  Previously, a company with more than 500 shareholders of record and $10 million in assets had to register under the Exchange Act.  However, the JOBS Act raises the minimum shareholder threshold from 500 to either 2,000 persons or 500 persons who are not "accredited investors" (or 2,000 persons in the case of banks and bank holding companies).  The JOBS Act excludes securities received by employees pursuant to employee stock incentive plans for purposes of calculating the shareholder threshold.  This means that access to information regarding our business and operations will be limited.”

"Our continued operations...,” page 8

9. You refer in this risk factor to your “continued operations” and to your “products,” and in the ensuing risk factor to a potential “loss of revenues.” Please revise these and similar references throughout the filing to avoid suggesting that you currently have operations, products or revenues.

We have removed references to ongoing operations. In addition, we have corrected references to our “products” as we are more generally defined as a service provider. We do not believe that reference to our services need be removed as our services do not require inventory or additional resources to establish customers, regardless of our ability and resources available to service customers at that time.

“The company will be a shell company...,” page 10

10. Please consider expanding this risk factor to discuss any potential material effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan that may arise from the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter.

We have revised this risk factor to state: “SHAREHOLDERS WHO HOLD UNREGISTERED SHARES OF OUR COMMON STOCK ARE SUBJECT TO RESALE RESTRICTIONS PURSUANT TO RULE 144, DUE TO OUR STATUS AS A “SHELL COMPANY.”

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, because we have nominal assets, we are considered a “shell company.” The Company’s shell company status results in the following consequences: (i) the Company is ineligible to file a registration of securities using Form S-8; and (ii) pursuant to Rule 144, sales of our securities pursuant to Rule 144 are not able to be made until we have ceased to be a “shell company” and we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC) has been filed with the Commission reflecting the Company’s status as a non-“shell company.” Because none of our non-registered securities can be sold pursuant to Rule 144, until one year after filing Form 10 like information with the SEC, any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until 12 months after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.”

Use of Proceeds, page 11

11. You disclose here that you “anticipate starting generating profits approximately nine months following closing of the offering.” You must be able to provide reasonable support for all such claims made in the filing. Please revise or advise. In this regard, we note disclosure on page 6 stating that you intend to incur operating loss in future periods.

We have removed this reference as we have begun to generate revenues already.

Plan of Distribution

Terms of the Offering, page 13

12. You state on page 14 that your officer and director “will not participate in the offering.” Please revise to explain more clearly what is meant by this disclosure, given that Mr. Breier will be offering and selling the company’s securities.

We have clarified. Our statement was intended to reference the fact that no officer or director will be participating by way of subscription to the offering. Mr. Breier will be the person offering and selling the securities, but he will not be purchasing shares from the offering, personally, through an entity, or on behalf of any other parties.

Deposit of Offering Proceeds, page 14

13. You suggest here that investor funds will be held in a trust bank account at Wells Fargo Bank pending achievement of the minimum offering amount, but disclosure on page 16 indicates that the funds will be held in a bank account at Bank of America. Please revise as appropriate.

We have corrected to state Bank of America.

Management’s Discussion and Analysis or Plan of Operation

Going Concern

14. Please revise this section to discuss specifically how you plan to fund operations for the next twelve months. State clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus. If the currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the anticipated deficiency in quantitative terms. In this regard, please also remove the risk factor language on pages 7 and 8 stating that “Computron believes that the net proceeds of the Offering will be sufficient to satisfy the launch and operating requirements for the next twelve months,” as such mitigating disclosure is not appropriate for risk factors.

The requested language has been deleted. David Breier has verbally committed to fund the company up to $25,000 plus including the projected sales to be done by the company.

We believe that there will be sufficient funds in order to fund operations for the next 12 months. We have added appropriate language to the Registration Statement.

Certain Relationships and Related Transactions, page 27

15. Please revise the reference here to “[y]our escrow agent, Law Offices of Harold P. Gewerter, Esq. Ltd.” Disclosure elsewhere indicates that the escrow agent for your offering will be the Eilers Law Group, PA.

We have revised this to reflect that the Eilers Law Group, PA will be our escrow agent.

Available Information, page 28

16. You indicate here that you will be required to file proxy statements following effectiveness of the registration statement. It appears, however, that on the effective date, unless you plan to register a class of securities under Section 12 of the Exchange Act, you be subject to the reporting requirements of Section 15(d) of the Exchange Act, in which case you will not be subject to the proxy rules under Section 14 of the Securities Act. Please revise your disclosure accordingly.

We have deleted the requested language.

Exhibits, page 43

17. Your exhibit index suggests that each of the exhibits listed is filed with your registration statement, but this is not the case. Please file the subscription and escrow agreements as soon as possible, preferably with your next pre-effective amendment. Please be advised that we have comments on these exhibits once filed.

We have included the escrow agreement and included it in the exhibit list as Exhibit 10.1

18. The exhibit index describes Exhibit 99.3 as a “License and Distribution Agreement,” but the document filed as Exhibit 99.3 is a Nevada State Business License for the company. Please revise the description in the exhibit index accordingly, or advise.

We have corrected the reference in the Exhibit list, removing reference to any business license or licensing agreement

Signatures, page 45

19. Although the signature block for Mr. Breier on behalf of the company appears compliant with the form requirements, the registration statement does not appear to be signed by Mr. Breier in his individual capacities. Please revise to provide the required signature for Mr. Breier in his individual capacities.

We have added that Mr. Breier is signing in his individual capacity as well as his capacity as a director.

20. The penultimate paragraph on page 1 of the legality opinion states that the shares being registered will be “validly issued, fully paid and non-assessable under the corporate laws of the state of Florida....” Please revise to ensure that the legal opinion is given under the laws of Nevada, your state of incorporation.

We have advised counsel who has provided an updated opinion letter.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David Breier____________

David Breier, President

Computron, Inc.